SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.   )(1)

                            FINANCIAL INTRANET, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.001 par value
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                         (Title of Class of Securities)

                                    317604106
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                                 (CUSIP Number)

   Samuel M. Krieger, Esq., Suite 1440, 39 Broadway, New York, New York 10006
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 1, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_| .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

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   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317604106               SCHEDULE 13D                Page 2 of    Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Reporting Entity:    GARTH  LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
      SEE ITEM 5 BELOW                                                  (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC/OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Reporting Entity: Cayman Islands
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                  7     SOLE VOTING POWER

                        SEE ITEM 5 BELOW

                        Reporting Entity: 38,932,172
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               SEE ITEM 5 BELOW
    WITH
                        Reporting Entity: 38,932,172
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      SEE ITEM 5 BELOW

      Reporting Entity: 38,932,172
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      SEE ITEM 5 BELOW

      Reporting Entity: 45.7%
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14    TYPE OF REPORTING PERSON*

      Reporting Entity:  CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. Security and Issuer

                  Common Stock, $.001 par value

ITEM 2. Identity and background:

                  Reporting Entity

            a.    Garth LLC
            b.    c/o Citco Fund Services, Ltd.
                  Corporate Centre
                  Windward One
                  West Bay Road
                  PO Box 31106 SMB
                  Grand Cayman, Cayman Islands
            c.    Principal Business: Investments
            d.    None
            e.    None

            Name of Executive Officers and Principal Members of Reporting Entity

            a.    Navigator Management Limited
            b.    Harbour House, 2nd Floor
                  Waterfront Drive
                  PO Box 972
                  Road Town
                  Tortola, British Virgin Islands
            c.    Sole director and President of Investment Manager:
            d.    None
            e.    None
            f.    British Virgin Islands

            a.    David Sims
            b.    Harbour House, Waterfront Drive
                  P.O. Box 972
                  Road Town, Tortola, British Virgin Islands
            c.    Investments
            d.    None
            e.    None
            f.    Republic of South Africa

ITEM 3. Source and Amount of Funds or Other Consideration

            Source:    See below
            Amount:    Reporting Person currently owns 38,932,172 shares of the
                       Common Stock of the Issuer.

ITEM 4. Purpose of Transaction

            The Shares deemed to be beneficially owned by the Reporting Entity were originally acquired for, and are being held for, investment purposes. Reporting Entity received 3,204,819 restricted shares of Common Stock on November 1, 2000 with respect to a $150,000 conversion of an 8% Convertible Promissory Note of the Issuer. Reporting Entity received 4,250,780 restricted shares of Common Stock on November 1, 2000 with respect to a $200,000 conversion of an 8% Convertible Promissory Note of the Issuer. Reporting Entity received 12,476,573 restricted shares of Common Stock on November 1, 2000 with respect to a $600,000 conversion of an 8% Convertible Debenture of the Issuer. On November 6, 2000, Reporting Entity purchased 19,000,000 restricted shares of Common Stock from the Issuer for $190,000.

            Based on information provided by the Issuer, there are currently outstanding 85,163,416 shares of the Common Stock of the Issuer.

            The Reporting Entity is evaluating all of its option with respect to the future direction of the Company.

ITEM 5. Interest in Securities of Issuer

            a.&b. All of the information given below is as of December 10, 2000. Percentages are based on 85,163,416 shares of Common Stock outstanding as of December 10, 2000.

            The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.

            Neither the Reporting Entity nor any of the other persons named above has sold any shares of Common Stock of the Issuer.

            d. N/A

            e. N/A

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

ITEM 7. Material to be filed as Exhibits

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2000                       GARTH LLC
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[Date]

                                        By: Navigator Management Limited
                                             -----------------------------------


                                        By: /s/ David Sims
                                             -----------------------------------

                                        Its: Director
                                             -----------------------------------


                                        By:
                                             -----------------------------------

                                        Its:
                                             -----------------------------------


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.